November 5, 2018

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

       Re: Marizyme, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed October 23, 2018
           File No. 000-53223

Dear Mr. DeVito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed October 23, 2018

Business
Overview
Historical Development, page 3

1. We note your response to our prior comment 1 and reissue in part. Please disclose here in what European countries you conducted the MB101 product candidate trials and disclose the current status of the trials. In addition, disclose that you have not conducted any trials in the United States.
 Nicholas DeVito
FirstName LastNameNicholas DeVito
Marizyme, Inc.
Comapany 5, 2018
November NameMarizyme, Inc.
November 5, 2018 Page 2
Page 2
FirstName LastName
Results of Operations
Operating Expenses, page 36

2. Refer to your response to comment 9 and your revised disclosures. Your explanation on page 36 under Operating Expenses describes a decrease whereas operating expenses increased. Please revise the disclosure to break out the change in operating expenses by the nature of the expense, such as selling, general and administrative, separately. Please include quantification of the change in each factor. Please also revise your explanation for the change in Net Other Income/Expense to separately describe the nature of the Other
         Income and Other Expenses incurred during the six months ended June 30, 2017.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Recent Accounting Pronouncements, page 42

3. Refer to your response to comment 10 and your revised disclosures. You have disclosed that you have irrevocably elected not to avail yourself of the exemption from delaying the adoption of new or revised accounting standards and that you will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Therefore, please explain why your disclosure indicates that you did not adopt ASC 606 on January 1, 2018.
Statements of Cash Flows, page F-6

4. Refer to your response to comment 17 and your revisions to the statement of cash flows.
         Please clarify why you did not correct the same line items in the Unaudited Statements of
         Cash Flows on page F-17.
5. Refer to your response to comment 18. Please explain why the 10-K/A discloses net cash used by investing activities related to Investments and Subsidiaries in 2016 of
         $(1,181,455), whereas the Form 10 discloses no activity from investing activities. In addition, please explain why the 2016 Related Party Transaction amount of $(745,125)
         does not agree to the amount in the 10-K/A of $475,949. We continue to believe you should amend the Form 10-K/A so that the subtotals of cash used in/provided by operating, investing and financing activities are correct.
Note 8. Assets and Liabilities Held for Sale, page F-12

6. With regard to your response to comment 20, since GBS Software AG's (GROUP) stock trades on the Frankfurt Exchange it is not clear why possible impairment at June 30, 2018 or earlier would not be assessed by using the fair value of the shares owned. Please advise or revise as necessary. Refer to ASC 360-10-40-4, 323-10-35-32 and 320-10-35-1. In
         addition, please reconcile your statement on page 7 that you own 1,198,324 shares of
         GROUP Common Stock with the disclosures on page F-14 demonstrating your ownership of 49%.
 Nicholas DeVito
Marizyme, Inc.
November 5, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at
(202) 551-3217
with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas DeVito
                                                           Division of
Corporation Finance
Comapany NameMarizyme, Inc.
                                                           Office of Healthcare
& Insurance
November 5, 2018 Page 3
cc:       Paul C. Levites, Esq.
FirstName LastName